EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in Millions Except Per Share Amounts)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$2,496.5	$2,001.8	$2,079.0	$2,002.4	$2,041.9
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	166.6	166.6	142.5	123.7	128.1
Portion of rents representative of interest factor	52.5	47.5	43.5	41.5	37.7
Loss on equity investments	—	—	—	—	—
Less:
Gain on equity investments	(3.7)	(3.4)	(2.0)	(8.5)	(0.3)

Income as adjusted	$2,711.9	$2,212.5	$2,263.0	$2,159.1	$2,207.4

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$166.6	$166.6	$142.5	$123.7	$128.1
Portion of rents representative of interest factor	52.5	47.5	43.5	41.5	37.7
Capitalized interest	6.3	3.4	2.5	2.3	4.0

Total fixed charges	$225.4	$217.5	$188.5	$167.5	$169.8

Preferred Dividends:
Dividends declared on $4.25 Preferred Stock, adjusted to pretax amount	$—	$—	$—	$—	$0.3
Dividends declared on Preference Stock	34.8	35.5	35.3	32.8	32.7

Total preferred dividends	$34.8	$35.5	$35.3	$32.8	$33.0

Ratio of earnings to fixed charges	12.0	10.2	12.0	12.9	13.0

Ratio of earnings to fixed charges and preferred dividends	10.4	8.7	10.1	10.8	10.9